EXHIBIT 1

Sandell Asset Management Nominates Three Highly-Qualified Candidates for Election to Board of Directors of Brookdale Senior Living Inc.

—	Sandell Nominees Possess the Extensive Real Estate and Transactional Experience that Sandell Views as Lacking on Current Board, and Necessary to Unlock Shareholder Value
—	Sandell Believes Real Change is Needed at Board Level to Address Strategic, Operational and Governance Missteps

March 16, 2015 09:15 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Today Sandell Asset Management Corp. (“Sandell”), a shareholder of Brookdale Senior Living Inc. (“BKD”, “Brookdale” or the “Company”) (BKD), announced its intention to nominate a slate of three independent candidates for the Brookdale Board of Directors to replace the three incumbent directors who are expected to stand for reelection at the Company’s upcoming Annual Meeting.

Sandell believes that the following director nominees bring the requisite industry experience, fresh independent perspective and shareholder representation required to deliver needed strategic, operational and governance changes to Brookdale:

—	Edward Glickman – Executive Chairman of FG Asset Management US and former President, COO of Pennsylvania Real Estate Investment Trust (PREIT).
—	Lee Wielansky – Chairman and CEO of Midland Development Group, with over 37 years of real estate as well as directorship and governance experience.
—	Thomas Sandell – Founder and CEO of Sandell Asset Management, shareholder representative with extensive global M&A and capital markets experience.

Sandell intends to run these three directors as replacements for the following long-tenured, incumbent Company directors:

—	Jeffrey R. Leeds – Board member since 2005, Chairman since 2012, with no relevant real estate or senior living experience.
—	Mark J. Schulte – Board member since 1997, ex-Brookdale CEO with limited real estate or capital markets experience.
—	Dr. Samuel Waxman – Board member since 2005, Mount Sinai medical school professor with no financial or real estate experience, age 77.

Tom Sandell, CEO of Sandell Asset Management stated: “The Company’s unwillingness to commit to exploring all options in order to unlock the substantial value we strongly believe is trapped in Brookdale’s owned real estate portfolio calls into question whether the current Board possesses the necessary experience and qualifications to adequately fulfill their duty to shareholders. Senior living real estate valuations are at an all-time high, and given the robust multiples we are seeing via M&A in the real estate sector, any argument seeking to claim that now is not the right time for a transaction, or that it ‘may not be in the best interest of shareholders,’ rings hollow to us.

“Based on our conversations with other large shareholders we are confident that our views are widely held, and that significant support would exist for new directors who can chart and execute on a path that takes into account all strategic options – including the separation of the Company’s owned real estate portfolio into a Real Estate Investment Trust (“REIT”) structure and distribution via a tax free spin-off to shareholders (“PropCo”).

“Our three independent, highly-qualified nominees would immediately bring the right mix of experience to effect change at the Company, dedicating the required time and energy to expeditiously explore and evaluate all potential transactional opportunities. Of particular relevance, in 2014, Mr. Glickman was elected as part of a shareholder slate to CommonWealth REIT (since renamed Equity Commonwealth), where he demonstrated an ability to work constructively and collaboratively with fellow trustees and the executive team for the good of all shareholders.

“The deep operational and managerial expertise Mr. Wielansky and Mr. Glickman each possess as former sector executives would also be particularly applicable given recent operational issues at the Company – most glaringly the significant reduction in 2015 CFFO guidance, which led us and, we believe, other shareholders to become increasingly concerned about growing integration headaches with respect to the Emeritus Corp. acquisition. When considering the range of issues facing Brookdale, we are convinced the type of backgrounds these two candidates would bring, in addition to the experience I possess navigating complex transactions and the capital markets, is exactly what the Board of Brookdale needs at this point in time.

“Moreover, we continue to have deep concerns regarding the corporate governance at Brookdale, which we believe is further weighing on the Board’s accountability to the true owners of the Company, the shareholders. We believe the considerable defensive mechanisms in place have served to limit the voice of shareholders; the Board is plagued by a lack of truly ‘independent’ members who have not been tied to the Company and its previous acquisitions; a pattern has been established of questionable disclosure discrepancies between proxies of different years with respect to the same CEO compensation package; and the potential exists for undue reliance on Board compensation for existing Board members.

“At this stage we plan to move forward with taking our case directly to shareholders to add much needed real estate experience and shareholder representation to the Board as we have found that the Company has only begrudgingly worked towards the exploration of all strategic options to unlock the value of its owned real estate portfolio and the rectification of its outdated corporate governance structure. We believe that time is of the essence and that the time has come for change at Brookdale.”

Additional Biographical Information

—	Edward Glickman – Executive Director of the Center for Real Estate Finance Research and Clinical Professor of Finance at New York University Stern School of Business. Mr. Glickman is also currently the Executive Chairman of the U.S. subsidiary of FG Asset Management, a global alternative asset management company investing primarily in core properties on behalf of Korean financial institutions. Mr. Glickman was formerly President, COO and Trustee of the Pennsylvania Real Estate Investment Trust (PREIT). While at PREIT, he oversaw the transformation of a 50 employee, $200 million private development firm into a 1,600 employee, $4 billion publicly traded NYSE REIT owning 35 million square feet of property. Prior to PREIT, Glickman was EVP and CFO of The Rubin Organization, EVP and CFO of Presidential Realty Corporation and an investment banker with Shearson Lehman Brothers and Smith Barney.

Mr. Glickman holds Bachelor of Applied Science (Bioengineering) and BS Economics Management and Technology degrees from the University of Pennsylvania’s Wharton School and College of Engineering and Applied Science. He also holds an MBA from the Harvard Graduate School of Business Administration.
—	Lee Wielansky – Chairman and CEO of Midland Development Group, which focuses on the development of retail properties in the mid-west and southeast and was the largest developer of Kroger supermarket-anchored shopping centers in the United States, Lee Wielansky has over 37 years of real estate experience. Mr. Wielansky was previously President and CEO of JDN Development Company, which was a wholly-owned subsidiary of JDN Realty Corporation, a publicly-traded REIT with more than $1 billion in assets that merged with Developers Diversified Realty Corporation. He was formerly Managing Director – Investments and on the board of Regency Centers Corporation, a leading operator and developer of shopping centers encompassing more than 30 million square feet of real estate in 300 centers across in the United States. Prior to Mr. Wielansky's tenure with Regency Realty, he was the Founding Partner and CEO of Midland Development Group, Inc., beginning in 1983 through its eventual acquisition by Regency Realty in 1999. During that time, Midland became one of the preeminent developers and managers of grocery anchored shopping centers throughout the entire Midwest with over 100,000,000 square feet of properties under their control at any one time. Mr. Wielansky is Lead Trustee of the $1.5 billion publicly-traded REIT Acadia Realty as well as a director of Isle of Capri Casinos and Pulaski Financial Corp.

Mr. Wielansky received a bachelor's degree in Business Administration, with a major in Real Estate and Finance, from the University of Missouri–Columbia.
—	Thomas Sandell – Mr. Sandell founded Sandell Asset Management in January 1998 and is currently its Chairman and Chief Executive Officer. He has been involved in the securities industry since 1986. Mr. Sandell joined Bear Stearns in 1989 to establish the proprietary international risk arbitrage operation. When he left in 1997, he was a Senior Managing Director and co-head of the Risk Arbitrage department. Previously, Mr. Sandell worked as a securities analyst for Atlantic Finance in Paris from 1986 to 1987 and subsequently was head of equity research at Group Delphi in Paris. Mr. Sandell is a founding board member and the current Chairman of The New Leader’s Group of the Institute of International Education, the administrator of the U.S. Government’s Fulbright Program. He is also a Trustee of Friends of ARK (Absolute Return for Kids).

Mr. Sandell received a BS in Business Studies with an International Focus from Uppsala University in Sweden and an MBA in Finance from Columbia Business School.

Mr. Sandell's qualifications as a director include his extensive M&A experience, financial expertise and his experience as an executive.

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG ACTIVE INVESTMENT FUND, LTD., CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L.P., CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD., CASTLERIGG EQUITY EVENT AND ARBITRAGE FUND, PULTENEY STREET PARTNERS, L.P., THOMAS E. SANDELL (COLLECTIVELY, “SANDELL”), EDWARD A. GLICKMAN, AND LEE S. WIELANSKY (COLLECTIVELY WITH SANDELL, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BROOKDALE SENIOR LIVING INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON MARCH 16, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Contact:

Sandell Asset Management Corp.
Adam Hoffman, 212-603-5814
or
Sloane & Company
Elliot Sloane, 212-446-1860
Dan Zacchei, 212-446-1882
or
Okapi Partners LLC
Bruce Goldfarb, 212-297-0722
Pat McHugh, 212-297-0721
Lisa Patel, 212-297-0720